

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 5, 2010

Aaron Jagfeld
Chief Executive Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187

> **Re:** **Generac Holdings Inc.**
> **Registration Statement on Form S-1**
> **Amended January 29, 2010**
> **File No. 333-162590**

Dear Mr. Jagfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Experienced management, page 4

1. Please reconcile the 6.7% mentioned on page 4 with the 62.3% on page 126.

Selected historical consolidated financial data, page 41

2. If material, please revise your presentation of pro forma earnings per share to include the effects of using the proceeds of the offering to pay off debt. Include a

footnote to your presentation to disclose the impact of the interest expense adjustment.

Products, page 87

3.   In response 29 of your letter to us dated December 16, 2009 you appear to indicate that the product classes that you disclose in your prospectus per Regulation S-K Item 101(c)(1)(i) represent the product breakdown that you use when discussing your business externally. However, we understand that in the road show related to this offering, your CEO refers to several product classes that differ from the disclosure in your prospectus, including your "natural gas product line" on which you intend to focus and use as a basis for taking share from competitors. Please reconcile such statements with your responses to our prior comments regarding your disclosure required by Regulation S-K Item 101(c)(1)(i). It is unclear how your prospectus disclosure provides investors required information to evaluate your statements regarding your product classes, including the historic contribution of these classes and the trends demonstrating whether you are achieving the developments by product class that you appear to be promoting as a basis for investing in your securities.

Employment agreements and severance benefits, page 112

4.   We note your response to prior comment 12. However, we note that your disclosure on page 114 indicates that Mr. Jagdfeld would be entitled to "payments equal to 200% of [his] target annual bonus" in addition to any earned annual bonus, as mentioned in clause (2) at the top of page 114. Therefore, it appears from the disclosure that the aggregate bonus amount that Mr. Jagdfeld would have been entitled to receive is $750,000 plus any annual bonus that he earned for the year. Please advise.

Underwriting, page 138

5.   Please revise to clarify, if true, that you do not intend the disclosure added on pages 143 and 144 to apply to United States investors. We note for example your statement regarding the document being confidential.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kaitlin Tillan, Assistant Chief Accountant, if you have questions regarding comments on the financial statements

Aaron Jagfeld
Generac Holdings Inc.
February 5, 2010
Page 4

and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Matthew D. Bloch, Esq. – Weil, Gotshal & Manges LLP